SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	1-9927
CUSIP NUMBER	204620207

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form NSAR

For the period ended: May 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:	Comprehensive Care Corporation
Former name if Applicable:
Address of Principal Executive Office (Street and Number):	200 South Hoover Blvd., Suite 200,
City, State and Zip Code:	Tampa, Florida 33609

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s auditors are in the process of completing confirmations as part of its normal audit process that could not be completed in time to meet the filing deadline for Form 10-K. As a result, the Company requires additional time to file Form 10-K, which will be filed as soon as possible and in no event later than the fifteenth calendar day following the prescribed due date for such report.

Part IV-Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Robert J. Landis	813	288-4808

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒ Yes   ☐ No If the answer is no, identify report(s)

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPREHENSIVE CARE CORPORATION, a Delaware Corporation
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2003	By:	/s/ Robert J. Landis Robert J. Landis Chairman, Treasurer & Chief Financial Officer

Auditors' Statement as required by Rule 12b-25(c)

We have informed the Registrant that we have not received certain audit correspondence from a third party, which we requested very late in the audit process, to complete the audit process, which is the reason for the Registrant's inability to make a timely filing.

/s/ Eisner LLP
Eisner LLP

New York, New York
August 29, 2003